OCCIDENTAL PETROLEUM CORPORATION	10889 WILSHIRE BOULEVARD LOS ANGELES, CALIFORNIA 90024
	TELEPHONE	(310) 208-8800
	FACSIMILE	(310) 443-6690

JIM A. LEONARD

VICE PRESIDENT AND CONTROLLER

Direct Telephone	(310) 443-6765
Direct Facsimile	(310) 443-6767

July 25, 2007

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549-0405

Dear Ms. Davis:

We have appreciated the opportunity to communicate with you regarding the disclosure in our 2006 10-K. The company continues to believe that its 2006 10-K complied with the requirements of Item 102 of Regulation S-K and the information provided was and is fairly stated in all material respects as of the date of such disclosures. However, based on the Staff’s comments on this topic, the company proposes to voluntarily provide more detailed proved reserve information about its properties in future filings as set forth in the attached draft response to the Staff’s July 12, 2007 letter. This draft response includes a modified portion of the company’s MD&A disclosure related to properties from its 2006 Form 10-K to illustrate the format these disclosure changes would take in the future.

We respectfully request that the Staff permit such disclosures to be made prospectively in Occidental’s future filings, as illustrated in the attached document, rather than by amending the referenced filing. If, after review of the enclosures, the Staff continues to believe the company should file an amendment to its 2006 Form 10-K for these issues, we request a conference call with you and Mr. Roger Schwall. Our participants will include our audit partner from KPMG, John Owens, as well as Teresa Iannaconi and Melanie Dolan from KPMG’s Department of Professional Practice. If needed, we propose to have this call on Thursday, July 26 between 2 p.m. and 4 p.m. eastern time, or on Friday, July 27 between 3 p.m. and 5 p.m. eastern time, using the following conference call number: 888-459-0851, passcode 477440.

We appreciate the Staff’s willingness to consider the company’s perspective. If the Staff agrees it is not necessary for the company to amend its 2006 Form 10-K, we are prepared to finalize the attached draft response. Otherwise, please let us know if you believe a call as proposed above is necessary. You may contact me by phone at (310) 443-6765 or by facsimile at (310) 443-6767.

Very truly yours,

/s/ JIM A. LEONARD

Jim A. Leonard

Vice President and Controller

Attachment

DRAFT RESPONSE

July 25, 2007

Via Facsimile and U.S. Mail

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549-0405

Attention:	Ms. Jill S. Davis Branch Chief Division of Corporation Finance
	Re:	Occidental Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 27, 2007 Response Letter Dated June 19, 2007 File No. 1-09210

Dear Ms. Davis:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your July 12, 2007 letter. Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2006 Form 10-K. The numbered paragraph and heading corresponds to the numbered paragraph and heading of your letter.

Occidental Response to SEC Letter Page 2 of 3	July 25, 2007 DRAFT RESPONSE

Engineering Comments

Business and Properties, page 3

Oil and Gas Segment, page 11

1.

We have reviewed your response to comment one of our letter dated June 5, 2007. As previously indicated Item 102 of Regulation S-K requires the registrant to provide the user with oil and gas reserves, production and interest information for principal fields. Item 102 does not refer to large geographic locations such as basins, states or entire countries such as the Permian Basin, California, Middle East/North Africa or Yemen. Instruction 3 states if you do not have any fields that are of major significance you do not have to provide more detailed information or maps. However, you must still provide the basic information as production, reserves, location, development and the nature of your interest for your principal fields. By disclosing the nature of your interest you should be able to clarify that you do not own the reserves in fields in certain foreign jurisdictions where this may be an issue. If you have ongoing negotiations in progress we would not expect you to disclose sensitive information but once negotiations are complete you should disclose all required items in Item 102 for those principal fields. Please provide us with the draft language that you propose to include in an amendment of your 2006 10-K. We may have further comments upon review of that material.

Response to Comment 1

In its 2006 Form 10-K, the company disclosed oil and gas reserve, production and interest information for the Elk Hills field and Dolphin’s North field, which the company believes were its only principal or otherwise materially important fields taking into account both quantitative and qualitative factors existing when that filing was made. The qualitative factors considered included the significance of the properties to the future success of the company and the similarity with other properties with respect to expected lives, decline rates, operating histories, recovery factors, etc. For example, reserve information was provided for Dolphin even though there was no production in 2006, because it is expected to provide significant profitability to the company’s operations in future years. Together, the Elk Hills and Dolphin fields provided approximately 26% of the company’s 2006 proved reserves.

The company also owns properties located in the Wasson San Andres field in the Permian Basin which made up approximately 10.5% of the company’s worldwide proved reserves at December 31, 2006. The qualitative factors describing the properties in this field are similar to the more than 185 Permian fields in which the company has property interests, which exhibit long lives, stable decline rates and long operating histories. Thus, the company determined that this was not a materially important field to the company by itself.

The company owns property interests in more than 430 other oil and gas fields worldwide. Considering quantitative and qualitative factors existing at the time the 2006 Form 10-K was filed, the company’s interests in individual fields other than Elk Hills and Dolphin were not materially important to the company at the field level. No field other than Elk Hills, Dolphin and Wasson San Andres represented more than 5% of its worldwide proved reserves in 2006. No other fields have any qualitative characteristics that would indicate they should have been considered a principal field or otherwise materially important at the time of the 2006 10-K filing.

Occidental Response to SEC Letter Page 3 of 3	July 25, 2007 DRAFT RESPONSE

Based on the Staff’s comments on this topic, the company proposes to voluntarily provide more detailed reserve information about its assets and significant properties in future filings. For example, if this approach were applied to the company’s 2006 Form 10-K, proved reserves would have been disclosed for the Wasson San Andres field in the Permian Basin. Additionally in future filings, the company proposes to generally provide proved oil and gas reserves for assets for which it discloses production information. For example, as discussed in our June 19, 2007 letter, in the 2006 Form 10-K, proved reserves would have been disclosed for THUMS, Gulf of Mexico, Hugoton and Other, Qatar, Yemen, Oman, Libya, Pakistan, Argentina and Colombia. In addition, the company would have removed production information which it had provided voluntarily for fields that are not principal or otherwise materially important, to consistently disclose both reserve and production information at the same level of detail.

The company has supplementally provided a modified portion of its MD&A disclosure related to properties from its 2006 Form 10-K to illustrate the format these disclosure changes would take in the future. These changes are marked in the attached document.

The company believes that its 2006 10-K complied with the requirements of Item 102 of Regulation S-K and the information provided in its 2006 10-K was and is fairly stated in all material respects as of the date of such disclosures. Therefore, we respectfully request that the Staff permit such disclosures to be made prospectively in Occidental’s future filings, as specifically indicated in this response letter or as further modified after discussion with the staff, rather than by amending the referenced filing.

_____________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and
•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

Stephen I. Chazen

Senior Executive Vice President

and Chief Financial Officer

Attachments

DRAFT — FOR DISCUSSION PURPOSES ONLY

Part I

ITEMS 1 AND 2    BUSINESS AND PROPERTIES

In this report, "Occidental" refers to Occidental Petroleum Corporation, a Delaware corporation (OPC), and/or one or more entities in which it owns a majority voting interest (subsidiaries). Occidental conducts its operations through various oil and gas, chemical and other subsidiaries and affiliates. Occidental’s executive offices are located at 10889 Wilshire Boulevard, Los Angeles, California 90024; telephone (310) 208-8800.

GENERAL

Occidental’s principal businesses consist of two industry segments operated by OPC's subsidiaries. The subsidiaries and other affiliates in the oil and gas segment explore for, develop, produce and market crude oil and natural gas. The subsidiaries and other affiliates in the chemical segment (OxyChem) manufacture and market basic chemicals, vinyls and performance chemicals. For financial information by segment and by geographic area, see Note 15 to the Consolidated Financial Statements of Occidental (Consolidated Financial Statements).

For information regarding Occidental's current developments, see the information in the "Management’s Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) section of this report.

OIL AND GAS OPERATIONS

General

Occidental’s domestic oil and gas operations are principally located at the Permian Basin in west Texas and New Mexico, Elk Hills and other locations in California, the Hugoton field in Kansas and Oklahoma, the Gulf of Mexico and western Colorado. International operations are located in Argentina, Bolivia, Colombia, Libya, Oman, Pakistan, Qatar, Russia (sold in January 2007), the United Arab Emirates (UAE) and Yemen. Occidental also has exploration interests in several other countries. For additional information regarding Occidental's oil and gas segment, see the information under the caption "Oil and Gas Segment" in the MD&A section of this report.

Proved Reserves, Production and Properties

The table below shows Occidental’s total oil and natural gas proved reserves and production in 2006, 2005 and 2004. See the MD&A section of this report, Note 18 to the Consolidated Financial Statements and the information under the caption "Supplemental Oil and Gas Information" in Item 8 of this report for certain details regarding Occidental’s oil and gas proved reserves, the estimation process and production by country. On May 12, 2006, Occidental reported to the United States Department of Energy on Form EIA-28 proved oil and gas reserves at December 31, 2005. The amounts reported were the same as the amounts reported in Occidental’s 2005 Annual Report.

Comparative Oil and Gas Proved Reserves and Production

Oil in millions of barrels; natural gas in billions of cubic feet; BOE in millions of barrels of oil equivalent

	2006					2005					2004
RESERVES	Oil	(a)	Gas	BOE	(b)	Oil	(a)	Gas	BOE	(b)	Oil	(a)	Gas	BOE	(b)
United States	1,678		2,442	2,085		1,636		2,338	2,026		1,494		2,101	1,844
International	556		1,368	784		350		1,140	540		395		874	541
Consolidated Subsidiaries (c)	2,234		3,810	2,869	(d)	1,986		3,478	2,566	(d)	1,889		2,975	2,385	(d)
Other Interests (e)	30		—	30		45		—	45		43		—	43
PRODUCTION
United States	98		217	134		92		202	126		93		186	124
International	68		51	77		50		44	57		49		47	57
Consolidated Subsidiaries (c)	166		268	211		142		246	183		142		233	181
Other Interests (e)	7		8	8		7		6	8		9		—	9
(a)	Includes natural gas liquids and condensate.
(b)	Natural gas volumes have been converted to BOE based on energy content of 6,000 cubic feet (one thousand cubic feet is referred to as an "Mcf") of gas to one barrel of oil.
(c)	Occidental has classified its Ecuador block 15 operations as discontinued operations on a retrospective application basis and excluded them from this table.
(d)

Stated on a net basis and after applicable royalties. Includes reserves related to production-sharing contracts (PSCs) and other economic arrangements. Proved reserves from PSCs in the Middle East/North Africa and from other economic arrangements in the United States were 486 million barrels of oil equivalent (MMBOE) and 119 MMBOE in 2006, 472 MMBOE and 104 MMBOE in 2005 and 450 MMBOE and 90 MMBOE in 2004, respectively.

(e)	Includes Occidental's share of reserves and production from equity investees in Russia (sold in January 2007) and Yemen, partially offset by minority interests for a Colombian affiliate.

DRAFT — FOR DISCUSSION PURPOSES ONLY

Competition and Sales and Marketing

As a producer of crude oil and natural gas, Occidental competes with numerous other domestic and foreign private and government producers. Crude oil and natural gas are commodities that are sensitive to prevailing global and, in certain cases, local conditions of supply and demand and are sold at "spot" or contract prices or on futures markets to refiners and other market participants. Occidental competes by developing and producing its worldwide oil and gas reserves cost-effectively and acquiring rights to explore in areas with known oil and gas deposits. Occidental also competes by increasing production through enhanced oil recovery projects in mature and underdeveloped fields and making strategic acquisitions. Occidental focuses on operations in its core areas of the United States, the Middle East/North Africa and Latin America.

CHEMICAL OPERATIONS

General

OxyChem manufactures and markets basic chemicals, vinyls and performance chemicals. For additional information regarding Occidental’s chemical segment, see the information under the caption “Chemical Segment” in the MD&A section of this report.

Products and Properties

OxyChem owns and operates chemical manufacturing plants at 23 sites in the United States and 3 sites internationally. OxyChem permanently shut down its mercaptans facility in Baytown, Texas in the fourth quarter of 2006 and its polyvinyl chloride (PVC) facility in Alberta, Canada in the first quarter of 2006. OxyChem produces the following chemical products:

Principal Products	Major Uses	Annual Capacity (a)		Location
Basic Chemicals
Chlorine	Chlorovinyl chain and water treatment	–	3.7 million tons (b)	–	Alabama, Kansas, Louisiana, New York and Texas
		–	0.3 million tons (c)	–	Brazil and Chile
Caustic Soda	Pulp, paper and aluminum production	–	3.9 million tons (b)	–	Kansas, Louisiana, New York and Texas
		–	0.4 million tons (c)	–	Brazil and Chile
Chlorinated organics	Silicones, paint stripping, pharmaceuticals and refrigerants	–	0.9 billion pounds	–	Louisiana and Kansas
Potassium chemicals	Glass, fertilizers, cleaning products and rubber	–	0.3 million tons	–	Alabama
Ethylene dichloride (EDC)	Raw material for vinyl chloride monomer (VCM)	–	2.1 billion pounds	–	Louisiana
		–	0.3 billion pounds (c)	–	Brazil
Vinyls
VCM	Precursor for PVC	–	6.2 billion pounds (b)	–	Texas
PVC	Piping, insulation, flooring, medical and automotive products and packaging	–	3.7 billion pounds (b)	–	Kentucky, New Jersey and Texas
		–	0.6 billion pounds	–	Canada
Performance Chemicals
Chlorinated isocyanurates	Swimming pool sanitation and disinfecting products	–	131 million pounds	–	Illinois and Louisiana
Resorcinol	Tire manufacture, wood adhesives and flame retardant synergist	–	50 million pounds	–	Pennsylvania
Sodium silicates	Soaps, detergents and paint pigments	–	0.7 million tons	–	Georgia, Ohio, Illinois, New Jersey, Texas and Alabama
(a)	Estimated at December 31, 2006.
(b)	Includes gross capacity of the OxyVinyls partnership, owned 76 percent by Occidental.
(c)	Includes gross capacity of a joint venture in Brazil, owned 50 percent by Occidental.

CAPITAL EXPENDITURES

For information on capital expenditures, see the information under the heading "Capital Expenditures" in the MD&A section of this report.

EMPLOYEES

Occidental employed 8,886 people at December 31, 2006, 6,711 of whom were located in the United States. Occidental employed 4,429 people in oil and gas operations and 3,160 people in chemical operations. An additional 1,297 people were employed in administrative and headquarters functions. Approximately 900 United States-based employees and 250 foreign-based employees are represented by labor unions.

Occidental has a long-standing policy to provide fair and equal employment opportunities to all people without regard to race, color, religion, ethnicity, gender, national origin, disability, age, sexual orientation, veteran status or any other legally impermissible factor. Occidental maintains diversity and outreach programs.

DRAFT — FOR DISCUSSION PURPOSES ONLY

ENVIRONMENTAL REGULATION

For environmental regulation information, including associated costs, see the information under the heading "Environmental Liabilities and Expenditures" in the MD&A section of this report.

AVAILABLE INFORMATION

Occidental makes the following information available free of charge through its web site at www.oxy.com:

➢	Forms 10-K, 10-Q, 8-K and amendments to these forms as soon as reasonably practicable after they are filed electronically with the Securities and Exchange Commission (SEC);
➢	Other SEC filings, including Forms 3, 4 and 5; and
➢	Corporate governance information, including its corporate governance guidelines, board-committee charters and Code of Business Conduct. (See Part III Item 10 of this report for further information.)

ITEM 1A    RISK FACTORS

Volatile global commodity pricing strongly affects Occidental’s results of operations.

Occidental’s financial results typically correlate closely to the volatile prices it obtains for its commodities. Drilling and exploration activity levels, inventory levels, production disruptions, the actions of OPEC (influencing prices or limiting Occidental's production), competing fuel prices, price speculation, changes in consumption patterns, weather and geophysical and technical limitations affect the supply of oil and gas and contribute to price volatility.

Demand, and consequently, the price obtained, for Occidental’s chemical products correlate strongly to the health of the global economy, as well as industry expansion cycles. Occidental also depends on feedstocks and energy to produce chemicals, both of which are commodities subject to significant price fluctuations.

Occidental’s oil and gas business operates in highly competitive environments, which affects, among other things, its profitability and its ability to grow production and replace reserves.

Occidental’s future oil and gas production and its results of operations depend, in part, on its ability to profitably acquire, develop or find additional reserves. Over the past several years Occidental increasingly has replaced reserves through acquisitions. Occidental has many competitors, some of which are larger and better funded, may be willing to accept greater risks or have special competencies. Industry competition for reserves may influence Occidental to:

➢	shift toward higher risk exploration activity;
➢	pay more for reinvestment opportunities;
➢	purchase lesser quality properties; or
➢	delay expected reserve replacement efforts.

In addition, rising exploration and development activity in the industry generally increases the competition for and costs of, and delays access to, services needed to increase production.

Governmental actions and political instability may affect Occidental’s results of operations.

Occidental’s domestic and foreign oil and gas business is subject to the decisions of many governments and political interests. As a result, Occidental faces risks of:

➢

changes in laws and regulations, including those related to taxes, royalty rates, permitted production rates, import, export and use of products, environmental protection and climate change, all of which may increase costs;

➢	expropriation or reduction of entitlements to produce hydrocarbons; and
➢	refusal to extend exploration, production or development contracts.

Occidental may experience adverse consequences, such as risk of loss or production limitations, because certain of its foreign operations are located in countries occasionally affected by political instability, armed conflict, terrorism, insurgency, civil unrest, security problems, restrictions on production equipment imports and sanctions that prevent continued operations. Exposure to such risks may increase as a greater percentage of Occidental’s future oil and gas production comes from foreign sources.

Occidental’s businesses may experience uninsured catastrophic events.

The occurrence of natural disasters, such as earthquakes, hurricanes and floods, in locations where Occidental operates and events such as well blowouts, oilfield fires, and industrial accidents may affect Occidental’s businesses. Third-party insurance may not provide adequate coverage or Occidental may be self-insured with respect to the related losses.

Occidental’s reserves are based on professional judgments and may be subject to revision.

Calculations of reserves depend on estimates concerning reservoir characteristics and recoverability, as well as oil and gas prices, capital costs and operating costs. If Occidental were required to make unanticipated significant negative reserve revisions, its prospects and stock price may be adversely affected.

Occidental may incur significant losses in exploration or cost overruns in development efforts.

Occidental may misinterpret geologic or engineering data, encounter unexpected geologic conditions or find reserves of disappointing quality or quantity, which may result in significant losses on exploration or development efforts. Occidental bears the risks of project delays and cost overruns due to escalating costs for materials and labor, equipment failures, approval delays, construction delays, border disputes and other associated risks.

DRAFT — FOR DISCUSSION PURPOSES ONLY

Occidental faces risks associated with its mergers, acquisitions and divestitures.

Occidental’s merger, acquisition and divestiture activities carry risks that it may: not fully realize anticipated benefits due to delays, miscalculation of reserves or production or changed circumstances; bear unexpected integration costs or experience other integration difficulties; experience share price declines based on the market’s evaluation of the activity; assume or retain liabilities that are greater than anticipated; or be unable to resell acquired assets as planned or at planned prices.

Information related to competition, foreign operations, litigation, environmental matters, derivatives and market risks, and oil and gas reserve estimation fluctuations appears under the headings: Business and Properties — Oil & Gas Operations — Competition and Sales and Marketing;" MD&A — "Oil & Gas Segment — Business Review ," and "— Industry Outlook" and "Chemical Segment — Business Review," and " — Industry Outlook," "Lawsuits, Claims, Commitments, Contingencies and Related Matters," "Environmental Liabilities and Expenditures," "Foreign Investments” and "Critical Accounting Policies and Estimates," and "Derivative Activities and Market Risk."

ITEM 1B    UNRESOLVED STAFF COMMENTS

None.

ITEM 3    LEGAL PROCEEDINGS

For information regarding legal proceedings, see the information in Note 9 to the Consolidated Financial Statements, which is incorporated herein by reference.

An OPC subsidiary is engaged in discussions with the Texas Commission on Environmental Quality (TCEQ) to voluntarily resolve alleged environmental law violations. The alleged violations include exceeding emissions limitations, and failing to meet operating, reporting and recordkeeping requirements relating to a natural gas processing plant in west Texas acquired by the subsidiary in 2005. The TCEQ seeks an administrative penalty of approximately $200,000 although the subsidiary expects to resolve the allegations for less.

ITEM 4    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of Occidental’s security holders during the fourth quarter of 2006.

DRAFT — FOR DISCUSSION PURPOSES ONLY

ITEM 6    SELECTED FINANCIAL DATA

Five-Year Summary of Selected Financial Data

Dollar amounts in millions, except per-share amounts

For the years ended December 31,	2006	2005	2004	2003	2002
RESULTS OF OPERATIONS (a)
Net sales	$17,661	$14,597	$10,879	$9,020	$7,149
Income from continuing operations	$4,435	$5,040	$2,406	$1,559	$1,167
Net income	$4,182	$5,281	$2,568	$1,527	$989
Basic earnings per common share from continuing operations	$5.20	$6.25	$3.04	$2.03	$1.55
Basic earnings per common share	$4.90	$6.55	$3.24	$1.99	$1.31
Diluted earnings per common share	$4.86	$6.45	$3.20	$1.97	$1.30
Core earnings (b)	$4,349	$3,732	$2,299	$1,599	$1,003
FINANCIAL POSITION (a)
Total assets	$32,355	$26,108	$21,391	$18,168	$16,548
Long-term debt, net and trust preferred securities (c)	$2,619	$2,873	$3,345	$4,446	$4,452
Stockholders’ equity	$19,184	$15,032	$10,550	$7,929	$6,318
MARKET CAPITALIZATION	$42,515	$32,129	$23,153	$16,349	$10,750
CASH FLOW
Cash provided by operating activities	$6,353	$5,337	$3,878	$3,074	$2,100
Capital expenditures	$(3,005)	$(2,324)	$(1,720)	$(1,523)	$(1,145)
Cash used by all other investing activities, net	$(1,378)	$(837)	$(708)	$(608)	$(551)
DIVIDENDS PER COMMON SHARE	$0.80	$0.645	$0.55	$0.52	$0.50
BASIC SHARES OUTSTANDING (thousands)	852,550	806,600	791,159	767,887	752,380
(a)

See the MD&A section of this report and the "Notes to Consolidated Financial Statements" for information regarding accounting changes, asset acquisitions and dispositions, discontinued operations, environmental remediation, other costs and other items affecting comparability.

(b)	For an explanation of core earnings and reconciliation to net income, see "Significant Items Affecting Earnings" in the MD&A section of this report.
(c)	On January 20, 2004, Occidental redeemed the trust preferred securities.

ITEM 7

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) (Incorporating Item 7A)

In this report, the term "Occidental" refers to Occidental Petroleum Corporation (OPC) and/or one or more entities in which it owns a majority voting interest (subsidiaries). Occidental’s business is divided into two segments conducted through oil and gas subsidiaries and their affiliates and chemical subsidiaries and their affiliates (OxyChem).

STRATEGY

General

Occidental aims to generate superior total returns to stockholders using the following strategy:

➢	Focus on large, long-lived oil and gas assets with long-term growth potential;
➢	Maintain financial discipline and a strong balance sheet; and
➢	Manage the chemical segment to provide cash in excess of normal capital expenditures.

Occidental prefers to own large, long-lived "legacy" oil and gas assets, like those in California and the Permian Basin, that tend to have moderate decline rates, enhanced secondary and tertiary recovery opportunities and economies of scale that lead to cost-effective production. Management expects such assets to contribute substantially to earnings and cash flow after invested capital.

At Occidental, maintaining financial discipline means investing capital in projects that management expects will generate above-cost-of-capital returns throughout the business cycle. During periods of high commodity prices, Occidental expects to use most of its cash flow after capital expenditures and dividends to improve the potential for future earnings by making such investments.

The chemical business is not managed with a growth strategy. Capital is expended to operate the chemical business in a safe and environmentally sound way, to sustain production capacity and to focus on projects

DRAFT — FOR DISCUSSION PURPOSES ONLY

designed to lower manufacturing costs. Asset acquisitions may be pursued when they are expected to enhance the existing core chlor-alkali and PVC businesses. Historically, the chemical segment has generated cash flow exceeding its normal capital expenditure requirements. Occidental intends to invest this cash mainly in strategically attractive assets.

Oil and Gas

Segment Income

($ millions)

The oil and gas business seeks to add new oil and natural gas reserves at a pace ahead of production while keeping costs incurred for finding and development among the lowest in the industry. The oil and gas business implements this strategy within the limits of the overall corporate strategy primarily by:

➢

Continuing to add commercial reserves through a combination of focused exploration and development programs conducted in and around Occidental’s core areas, which are the United States, the Middle East/North Africa and Latin America;

➢

Pursuing commercial opportunities in core areas to enhance the development of mature fields with large volumes of remaining oil by applying appropriate technology and advanced reservoir-management practices; and

➢	Maintaining a disciplined approach in buying and selling assets at attractive prices.

Over the past several years, Occidental has strengthened its asset base within each of the core areas. Occidental has invested in, and disposed of, assets with the goal of raising the average performance and potential of its assets. See "Oil and Gas Segment — Business Review" for a discussion of these changes.

In addition, Occidental has continued to make capital contributions and investments in the Dolphin Project in Qatar and the UAE and in Libya, and assumed operations in the Mukhaizna field in Oman for future growth opportunities, not for current production.

In 2006, Occidental acquired Vintage Petroleum, Inc. (Vintage) which it expects to provide growth in production, primarily from the Vintage Argentina assets.

Occidental’s overall performance during the past several years reflects the successful implementation of its strategy to enhance the development of mature fields, beginning with the acquisition of the Elk Hills oil and gas field in California, followed by a series of purchases in the Permian Basin in west Texas and New Mexico and the integration of the Vintage and Plains Exploration and Production Company (Plains) operations acquired in 2006.

At the end of 2006, the Elk Hills and Permian assets made up 64 percent of Occidental’s consolidated proven oil reserves and 43 percent of its consolidated proven gas reserves. On a barrels of oil equivalent (BOE) basis, they accounted for 59 percent of Occidental’s consolidated reserves. In 2006, the combined production from these assets averaged approximately 290,000 BOE per day.

Chemical

Segment Income

($ millions)

OxyChem’s strategy is to be a low-cost producer so that it can maximize its cash flow generation. OxyChem concentrates on the chlorovinyls chain beginning with chlorine, which is coproduced with caustic soda, and then chlorine and ethylene are converted, through a series of intermediate products, into polyvinyl chloride (PVC). OxyChem's focus on chlorovinyls permits it to take advantage of economies of scale.

Key Performance Indicators

General

Occidental seeks to ensure that it meets its strategic goals by continuously measuring its success in maintaining below average debt levels and top quartile performance compared to its peers in:

➢	Total return to stockholders;
➢	Return on equity;
➢	Return on capital employed; and
➢

Other segment-specific measurements such as profit per unit produced, cost to produce each unit, cash flow per unit, cost to find and develop new reserves, reserve replacement percentage and other similar measures.

DRAFT — FOR DISCUSSION PURPOSES ONLY

Debt Structure

Occidental's total debt and total debt-to-capitalization ratios are shown in the table below:

Date ($ amounts in millions)	Total Debt	(a)	Total Debt-to-Capitalization Ratio
12/31/02	$4,759		43%
12/31/03	$4,570		37%
12/31/04	$3,905		27%
12/31/05	$3,019		17%
12/31/06	$2,890		13%
(a)	Includes trust preferred securities (redeemed January 20, 2004), natural gas delivery commitment (terminated in 2002), subsidiary preferred stock and capital lease obligations.

As shown, Occidental’s year-end 2006 total debt-to-capitalization ratio declined to 13 percent from the 43-percent level that existed at the end of 2002. The decrease in the total debt-to-capitalization ratio in 2006 compared with 2002 resulted from total debt reductions of 39 percent combined with an increase in stockholders' equity of 204 percent over the same period.

Since the second quarter of 2005, Occidental’s long-term senior unsecured debt has been rated A- by Standard and Poor’s Corporation, A3 by Moody’s Investors Service, A- by Fitch Ratings and A(Low) by Dominion Bond Rating Service. A security rating is not a recommendation to buy, sell or hold securities, may be subject to revision or withdrawal at any time by the assigning rating organization and should be evaluated independently of any other rating.

Return on Equity

Annual 2006 (a)	Three-Year Average 2004 - 2006 (b)
24%	30%
(a)	The Return on Equity for 2006 was calculated by dividing Occidental's 2006 earnings applicable to common stock by the average equity balance in 2006.
(b)

The three-year average Return on Equity was calculated by dividing the average earnings applicable to common stock over the three-year period 2004-2006 by the average equity balance over the same period.

Occidental has focused on achieving top quartile return on equity. In 2006, Occidental's return on equity was 24 percent and the three-year average return on equity was 30 percent. During the same three-year period, Occidental increased its stockholders’ equity by 142 percent and its quarterly dividend by 60 percent while its stock price increased by 131 percent.

OIL AND GAS SEGMENT

Business Environment

Oil and gas prices are the major variables that drive the industry’s short and intermediate term financial performance. Average yearly oil prices strengthened in 2006 over 2005 levels but ended the year even with 2005 year-end levels. During the year, Occidental experienced an increase in its price differential between the average West Texas Intermediate (WTI) price and Occidental's realized prices. Occidental’s realized price as a percentage of WTI was approximately 85 percent and 87 percent for 2006 and 2005, respectively. Prices and differentials can vary significantly, even on a short-term basis, making it difficult to forecast realized prices. The average WTI market price for 2006 was $66.23 per barrel compared with $56.56 per barrel in 2005. Occidental's average realized price for oil in 2006 was $56.57, compared with $49.18 in 2005.

The average NYMEX domestic natural gas prices decreased approximately 4 percent from 2005. For 2006, NYMEX gas prices averaged $7.82/Mcf compared with $8.11/Mcf for 2005.

Business Review

All production and reserve figures are net to Occidental unless otherwise specified.

Worldwide Production

(thousands BOE/day)

Acquisitions

In January 2006, Occidental completed the merger of Vintage into a wholly-owned Occidental subsidiary. As a result, Occidental acquired assets in Argentina, California, Yemen, Bolivia and the Permian Basin in Texas. See the applicable sections below for further information. Occidental paid $1.3 billion in cash to former Vintage shareholders, issued approximately 56 million shares of Occidental common stock, which were valued at $2.1 billion, and assumed Vintage’s debt, which had an estimated fair value of $585 million at closing. During 2006, Occidental divested a portion of Vintage’s assets for consideration of approximately $1.0 billion.

In September 2006, Occidental acquired oil and gas assets from Plains for $859 million. The principal properties acquired are adjacent to Occidental’s existing operations in California and the Permian Basin in west Texas.

Occidental’s production from the Vintage acquisition averaged 53,000 BOE per day in 2006. During the fourth quarter of 2006, production from the Plains assets averaged 6,000 BOE per day.

Elk Hills

Occidental operates the Elk Hills oil and gas field in the southern portion of California’s San Joaquin Valley with an approximate 78-percent interest. The field was acquired in 1998 for $3.5 billion and is the largest producer of gas in California. In 2006, Occidental made additional acquisitions of oil and gas producing properties near the field for approximately $434 million. Most of these properties were obtained as part of the acquisition from Plains discussed above. Oil and gas production in 2006 from these properties and the field was approximately 91,000 BOE per day. During 2006, Occidental performed infill drilling, field extensions and recompletions identified by advanced reservoir characterization techniques resulting in 277 new wells being drilled and 479 wells being worked over. In addition, an air separation unit was installed to enhance

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oil recovery with nitrogen injection. As a result of these activities and acquisitions, Occidental was able to maintain production at 2005 levels. Since its acquisition, total Elk Hills oil and gas production has been approximately 301 million BOE. At the end of 2006, the property had an estimated 484 million BOE of proved reserves, compared to the 425 million BOE that were recorded at the time of the acquisition.

Permian Basin

The Permian Basin extends throughout southwest Texas and southeast New Mexico and is one of the largest and most active oil basins in the United States, with the entire basin accounting for approximately 18 percent of the total United States oil production. Occidental is the largest producer in the Permian Basin with an approximate 16-percent net share of the total Permian Basin oil production. Occidental also produces and processes natural gas and natural gas liquids (NGL) in the Permian Basin.

Most of Occidental's Permian Basin interests were obtained through the acquisition of Altura in 2000 for approximately $3.6 billion. In 2005 and 2006, Occidental made several additional acquisitions of oil and gas producing property interests for approximately $1.7 billion and $290 million (including approximately $175 million related to the acquisition of Vintage and the property acquisitions from Plains), respectively.

Occidental's total share of Permian Basin oil, gas and NGL production averaged 199,000 BOE per day in 2006 compared to 189,000 BOE per day in 2005. At the end of 2006, Occidental's Permian Basin properties had 1.2 billion BOE in proved reserves. Occidental's Permian Basin production is diversified across a large number of producing areas. The largest producing field ~~areas~~ in 2006 was the ~~included~~ Wasson San Andres field which averaged 39,000 BOE per day of production and had 306 million BOE in proved reserves at year-end. This field represents 20% of 2006 daily production and 26% of year-end proved reserves for the Permian Basin. ~~, Slaughter, Levelland, North Cowden, Wasson Clearfork and Salt Creek, which contributed 20 percent, 9 percent, 5 percent, 4 percent, 4 percent and 4 percent, respectively, to Occidental’s 2006 Permian BOE production.~~

Occidental’s interests in the Permian Basin offer additional development and exploitation potential. During 2006, Occidental drilled approximately 260 wells on its operated properties and participated in wells drilled on outside operated interests. Occidental conducted significant development activity on eight carbon dioxide (CO2) projects during 2006, including implementation of new floods and expansion of existing CO2 floods. Occidental also focused on improving the performance of existing wells. Occidental had an average of 122 well service units working in the Permian area during 2006 performing well maintenance and workovers.

Approximately 60 percent of Occidental’s Permian Basin oil production is from fields that actively employ the application of CO2 flood technology, an enhanced oil recovery (EOR) technique. This involves injecting CO2 into oil reservoirs where it acts as a solvent, causing the oil to flow more freely into producing wells. These CO2 flood operations make Occidental a world leader in the application of this technology.

Vintage California

In 2006, Occidental combined its California properties acquired from Vintage and Plains with existing California properties (excluding the Elk Hills, THUMS and Tidelands Oil Production Company (Tidelands) properties). The combined properties produce oil and gas from more than 50 fields, spread over 500 miles mainly in the Ventura, San Joaquin and Sacramento basins. Oil and gas average production in 2006 was approximately 17,000 BOE per day. At the end of 2006, the combined properties had an estimated 128 million BOE of proved reserves.

THUMS

Occidental purchased THUMS, the field contractor for an oil production unit offshore Long Beach, California, in 2000. Since then, Occidental has implemented a successful development plan. Occidental's share of production and reserves from THUMS is subject to contractual arrangements similar to a production sharing contract (PSC), whereby Occidental’s share of production and reserves varies inversely with oil prices. These contracts do not transfer any right of ownership to Occidental and reserves reported from these arrangements are based on Occidental’s economic interest as defined in the contracts.  For 2006, production from THUMS averaged 19,000 BOE per day and proved reserves totaled 109 million BOE at the end of 2006.~~.~~

Gulf of Mexico

Occidental has a one-third interest in the deep-water Horn Mountain oil field, which is Occidental's only property in the Gulf of Mexico. BP p.l.c. (BP) is the operator. ~~For 2006,~~ Occidental's 2006 production at Horn Mountain averaged 13,000 BOE per day and proved reserves were 21 million BOE at year-end 2006.~~.~~

Hugoton and Other

Occidental owns a large concentration of gas reserves, production interests and royalty interests in the Hugoton area of Kansas and Oklahoma.

Also, Occidental has over 28,000 net acres in the Piceance Basin in western Colorado. During 2006, Occidental drilled 43 development wells and started operation of a newly constructed gas processing facility.

Occidental acquired Tidelands in 2006. Tidelands is the field contractor for an onshore oil production unit in Long Beach, California.    Occidental’s share of production and reserves from Tidelands is subject to contractual arrangements similar to a PSC, whereby Occidental’s share of production and reserves varies inversely with oil prices. Tidelands also is subject to cost-plus contracts.

Occidental’s Hugoton and other operations produced 26,000 BOE per day. At December 31, 2006, proved reserves totaled 124 million BOE from Hugoton and other operations.

Middle East/North Africa

Dolphin Project

Occidental's investment in the Dolphin Project, which was acquired in 2002, consists of two separate economic interests held through two separate legal entities. One entity, OXY Dolphin E&P, LLC, owns a 24.5-percent undivided interest in the assets and

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liabilities associated with a Development and Production Sharing Agreement (DPSA) with the Government of Qatar to develop and produce natural gas and condensate in Qatar’s North Field for 25 years from the start of production, with a provision to request a 5-year extension. The purchase price of the undivided working interest in the DPSA was approximately $60 million and was recorded in property, plant & equipment (PP&E). This undivided interest is proportionately consolidated in Occidental's financial statements.

A second entity, OXY Dolphin Pipeline, LLC, owns 24.5 percent of the stock of Dolphin Energy Limited (Dolphin Energy). The purchase price of Dolphin Energy stock totaled approximately $250 million and was recorded as an equity investment.

Dolphin Energy is the operator under the DPSA on behalf of the three DPSA participants, including Occidental. Dolphin Energy also has the rights to build, own and operate a 260-mile-long, 48-inch natural gas pipeline, which will transport dry natural gas from Qatar to the UAE.

The Dolphin Project is expected to cost approximately $4.8 billion in total, including investments in the local UAE eastern gas distribution system and the Al Ain-Fujairah pipelines, which were added to improve the natural gas distribution system but were not contained in the original scope of the Dolphin Project. Occidental expects to invest approximately $1.2 billion of this total. The project is being financed by a combination of participant investment and project financing. During 2007, Occidental expects to spend a combined total of approximately $185 million for the gas exploration and development activity and the investment in Dolphin Energy, compared to $361 million in 2006.

In 2003, the Government of Qatar approved the final field development plan for the Dolphin Project. Construction of an onshore gas processing and compression plant at Ras Laffan in Qatar commenced in 2004 and is continuing. The pipeline is projected to start up with temporary third-party gas volumes in the first quarter of 2007. The gas volumes produced under the Dolphin DPSA are expected to replace the temporary third-party gas commencing with the start-up of the onshore gas plant in mid-2007.

Based on existing supply contracts, the Dolphin Project is expected to export approximately 2.0 billion cubic feet (Bcf) of natural gas per day (plus associated liquids and byproducts). However, the pipeline is expected to have capacity to transport up to 3.2 Bcf of natural gas per day. Demand for natural gas in the UAE and Oman continues to grow and Dolphin Energy’s customers have requested additional gas supplies. To help fulfill this growing demand, Dolphin Energy will continue to pursue an agreement to secure an additional supply of gas from Qatar.

To date, Occidental has recorded 265 million BOE of proved oil and gas reserves for the Dolphin Project DPSA activity. Proved developed, non-producing oil and gas reserves are 133 million BOE, with the rest included in proved undeveloped reserves. No revenue or production costs were recorded in 2006 for the Dolphin Project gas exploration and development activity.

Qatar

In addition to the Dolphin Project, Occidental participates in two production projects in Qatar: Idd El Shargi North Dome (ISND) and Idd El Shargi South Dome (ISSD). These projects do not transfer any right of ownership to Occidental and reserves reported from these arrangements are based on Occidental’s economic interest as defined in the contracts. Occidental continues to target the development and recovery of additional reserves in both the ISND and ISSD fields by applying advanced drilling systems and improved reservoir management techniques. Capital expenditures in Qatar for the ISSD and ISND projects were $257 million in 2006.

Occidental’s net share of combined production from the two fields averaged 43,000 barrels per day in 2006. Proved reserves reported for these two fields totaled 144 million BOE at December 31, 2006.

Yemen

Occidental owns interests in four blocks in Yemen, including a 38-percent direct-working interest in the Masila fields, a 40.4-percent interest in the East Shabwa field, comprising a 28.6-percent direct-working interest and an 11.8-percent equity interest in an unconsolidated entity, and a 75-percent interest in Block S-1, which was part of the Vintage acquisition. Average production was 30,000 barrels of oil per day in 2006~~, with 19,000 coming from Masila, 6,500 from East Shabwa and the remainder from Block S-1~~. In addition, Occidental owns and operates an 80-percent working interest in Block 20 and is finalizing the PSC for Block 75, which was acquired in an exploration bid round. These contracts do not transfer any right of ownership to Occidental and reserves reported from these arrangements are based on Occidental’s economic interest as defined in the contracts. At December 31, 2006, proved reserves reported for the Yemen properties was 31 million BOE.

Oman

Occidental's Oman business includes Block 9 and Block 27, where it holds a 65-percent working interest in each, Block 53, where it holds a 45-percent working interest and Block 54, where it holds a 70-percent working interest. Occidental is the operator of all four blocks where production averaged 23,000 BOE per day in 2006~~, with 19,000 BOE coming from Block 9, 3,000 BOE from Block 53 and the remainder from Block 27~~. The Block 9 agreement provides for two ten-year extensions and Occidental has agreed with the Government of Oman to the first ten-year extension through December 7, 2015.

Occidental (and its Block 53 partners) signed a new PSC for the Mukhaizna field with the Government of Oman in 2005. In September 2005, Occidental assumed operations of the Mukhaizna field, where it holds a 45-percent working interest. The Mukhaizna field, located in Oman’s south central interior, was discovered in 1975 and was brought into production in 2000. Primary production peaked in the same year ~~at 15,000 barrels of oil per day and by September 2005, had declined to 8,500 barrels of oil per day. By the end of 2006, Occidental had increased gross production to 11,000 barrels of oil per day~~. Occidental plans to use horizontal well steamflood technology to steadily increase production.

In October 2005, Occidental received approval for development of the Khamilah field in Block 27. The exploitation term of the agreement is 30 years beginning in September 2005. Occidental began production in

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June 2006, well ahead of the planned start-up timing of October 2006.

Occidental (and its Block 54 partners) signed a new PSC for Block 54 with the Government of Oman in June 2006. The initial exploration phase is four years beginning in July 2006.

These contracts do not transfer any right of ownership to Occidental and reserves reported from these arrangements are based on Occidental’s economic interest as defined in the contracts. Proved reserves reported for all the Oman properties totaled 50 million BOE at December 31, 2006.

In March 2004, Occidental began selling gas from Block 9 to the Government of Oman under a gas sales agreement. Under the agreement, Occidental (and its Block 9 partner) must supply approximately 114 MMcf per day of natural gas until December 31, 2007. Occidental’s minimum delivery obligation is approximately 89 percent of the expected average gross production. In 2006, Occidental (and its partner) supplied an average of approximately 116 MMcf per day of natural gas under the agreement. As of December 31, 2006, the gross proved gas reserves from Block 9 comprise approximately 590 percent of the minimum gas still to be delivered under the agreement.

Libya

Occidental suspended all activities in Libya in 1986 as a result of economic sanctions imposed by the United States government. During the imposition of sanctions, Occidental derived no economic benefit from its Libyan interests. In 2004, the United States government lifted all of the principal economic sanctions against Libya. In 2006, the United States effectively eliminated the last of the economic sanctions.

In 2005, the Libyan authorities approved the terms of Occidental’s participation in the assets that it left in 1986. This re-entry agreement allowed Occidental to return to its Libyan operations on generally the same terms in effect when activities were suspended. Those assets consist of three producing contracts in the Sirte Basin and four exploration blocks. Occidental paid approximately $133 million in re-entry bonuses, capital adjustment and work-in-progress payments and is required to pay $10 million per year while it continues to operate in Libya, as reimbursements for past development costs associated with these assets. In addition, Occidental committed to spend $90 million over the next five years in the four exploration blocks. Currently, Occidental’s rights in the producing fields extend through 2009 and early 2010. Occidental had its first lifting from its Libyan operations in September 2005 and production during 2006 averaged 23,000 BOE per day. These agreements do not transfer any right of ownership to Occidental and reserves reported from these arrangements are based on Occidental’s economic interest as defined in the contracts. At year-end 2006, proved reserves reported for Occidental’s Libya operations totaled 25 million BOE.

Separately, in early 2005, Occidental participated in the EPSA IV exploration bid round in Libya. Occidental successfully bid on nine of the 15 areas available. Occidental is the operator for five onshore areas and has a 90-percent exploration working interest in each area. In addition, Occidental holds a 35-percent exploration working interest in four offshore areas. Woodside Petroleum Ltd. is the operator for the offshore areas. Occidental paid approximately $90 million in exploration lease bonuses for these nine new areas and committed to perform a minimum exploration work program valued at $125 million over the commitment period.

In 2006, approximately 10,000 kilometers of seismic data was acquired for the onshore areas which will provide the basis for analysis and selection of the initial exploration prospects to be drilled by Occidental. Onshore seismic acquisition and analysis activity is planned to continue into 2007. In the offshore areas, the operator acquired approximately 9,400 kilometers of seismic data in preparation for the planned 2007 drilling program.

In November 2006, Occidental commenced drilling of the first exploration well in the onshore program, which is undergoing evaluation. A second rig is expected to begin drilling in the first quarter of 2007 and a substantial portion of the exploration drilling obligations is expected to be completed during the next 18-month period.

Other Eastern Hemisphere

Pakistan

Occidental holds oil and gas working interests, that vary from 25 to 50 percent, in four Badin Blocks in Pakistan. BP is the operator. Occidental’s share of 2006 production was approximately 17,000 BOE per day ~~in 2006~~and proved reserves reported for these interests were 15 million BOE at the end of 2006.~~.~~

Russia

In January 2007, Occidental sold its 50-percent interest in the Vanyoganneft joint venture to TNK-BP for approximately $485 million. At year-end, Occidental's proved Vanyoganneft reserves were an estimated 33 million BOE and its production was approximately 27,000 BOE per day in 2006. Occidental recorded a gain of approximately $400 million resulting from the sale in the first quarter of 2007.

Latin America

Argentina

Substantially all of Occidental’s Argentina assets were obtained as part of the acquisition of Vintage in 2006. The assets consist of 22 concessions, 19 of which Occidental operates with a 100-percent working interest, located in the San Jorge Basin in Southern Argentina and the Cuyo Basin and Neuquén Basin in Western Argentina.

During 2006, Occidental drilled 135 new wells and performed a number of recompletions and well repairs. Occidental expects to significantly increase production over the next five years through aggressive drilling, waterflooding and EOR projects. Occidental is planning to drill 190 wells and implement a number of waterflood projects in 2007.

Occidental’s share of production from Argentina averaged 36,000 BOE per day in 2006. Proved reserves from these assets were 189 million BOE at December 31, 2006.

Bolivia

In 2006, Occidental’s operating subsidiary acquired working interests in four Blocks located in the Tarija, Chuquisaca and Santa Cruz regions of Bolivia as part of the Vintage acquisition. Production for 2006 was approximately 3,000 BOE per day. In 2006, Bolivia

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initiated a nationalization process pursuant to which Occidental's operating subsidiary entered into two new operations contracts with commercial terms that, among other things, provide Bolivia greater operational control and control over the commercialization of hydrocarbons.

Colombia

Occidental is the operator of the Caño Limón field~~where its share of production averaged 28,000 barrels of oil per day in 2006~~. Colombia's national oil company, Ecopetrol, operates the Caño Limón-Coveñas oil pipeline and marine-export terminal. The pipeline transports oil produced from the Caño Limón field for export to international markets.

In 2005, Ecopetrol approved development of the Caricare field, an exploration discovery under the Rondon Association Contract, adjacent to Caño Limón. Production from this field, where Occidental holds a 35-percent working interest, commenced in May 2006. ~~Production from the field and two adjacent fields was 4,000 BOE per day in 2006.~~

In 2005, Occidental signed a new agreement with Ecopetrol for an EOR project in the La Cira-Infantas field, located in central Colombia. In December 2006, Occidental completed the second pilot phase and agreed with Ecopetrol to enter into a third and commercial phase of the project. ~~In 2006, Occidental’s share of production was 1,000 BOE per day.~~ Production from La Cira-Infantas is transported by the Ecopetrol pipeline and sold to an Ecopetrol refinery.

Additionally, Occidental holds various working interests in eight exploration blocks.

Occidental’s share of 2006 production from its Colombia operations was 33,000 BOE per day and proved reserves reported for these interests were 56 million BOE at the end of 2006.

Ecuador

In May 2006, Ecuador terminated Occidental's contract for the operation of Block 15, which comprised all of its oil-producing operations in the country, and seized Occidental's Block 15 assets. The process resulting in this action began shortly after Occidental prevailed, by unanimous decision of an international arbitration panel subsequently upheld by a London court, in a legal dispute over tax refunds that Ecuador wrongfully withheld. Occidental immediately filed an arbitration claim against Ecuador, seeking redress for illegal confiscation of the Block 15 operations with the International Centre for Settlement of Investment Disputes in Washington, D.C., invoking the protections of the U.S. - Ecuador Bilateral Investment Treaty. As a result of the seizure, Occidental classified its Block 15 operations as discontinued operations. In 2006, Occidental recorded a net after-tax charge of $296 million in discontinued operations. This amount consists of after-tax charges for the write-off of the investment in Block 15 in Ecuador, as well as ship-or-pay obligations entered into with respect to the Oleoducto de Crudos Pesados, Ltd. (OCP) pipeline in Ecuador to ship oil produced in Block 15, partially offset by $109 million after-tax income from operations for the first five months of 2006. Occidental’s Block 15 assets and liabilities are classified as assets and liabilities of discontinued operations on the consolidated balance sheets on a retrospective basis.

In addition, Occidental has a 14-percent interest in the OCP oil export pipeline. See also "Off-Balance-Sheet Arrangements — Ecuador" for further information about the OCP pipeline.

Production-Sharing Contracts

Occidental conducts its operations in Qatar, Oman and Yemen under PSCs and, under such contracts, receives a share of production and reserves to recover its costs and an additional share for profit. In addition, Occidental's share of production and reserves from THUMS and Tidelands are subject to contractual arrangements similar to a PSC. These contracts do not transfer any right of ownership to Occidental and reserves reported from these arrangements are based on Occidental’s economic interest as defined in the contracts. Occidental’s share of production and reserves from these contracts decreases when oil prices rise and increases when oil prices decline. Overall, Occidental’s net economic benefit from these contracts is greater at higher oil prices.

Proved Reserves - Evaluation and Review Process

A senior corporate officer of Occidental is responsible for the internal audit and review of its oil and gas reserves data. In addition, a Corporate Reserves Review Committee (Reserves Committee) has been established, consisting of senior corporate officers, to monitor and review Occidental's oil and gas reserves. The Reserves Committee reports to the Audit Committee of Occidental's Board of Directors periodically throughout the year. Occidental has retained Ryder Scott Company, L.P. (Ryder Scott), independent petroleum engineering consultants, to review its annual oil and gas reserve estimation processes since 2004.

Again in 2006, Ryder Scott has compared Occidental’s methods and procedures for estimating oil and gas reserves to generally accepted industry standards and has reviewed certain data, methods and procedures used in estimating reserves volumes, the economic evaluations and reserves classifications. Ryder Scott reviewed the specific application of such methods and procedures for a selection of oil and gas fields considered to be a valid representation of Occidental’s total reserves portfolio. In 2006, Ryder Scott reviewed 10.5 percent of Occidental’s oil and gas reserves. Since being engaged in 2004, Ryder Scott has reviewed Occidental’s reserve estimation methods and procedures for approximately 49 percent of Occidental’s oil and gas reserves.

Based on this review, including the data, technical processes and interpretations presented by Occidental, Ryder Scott has concluded that the methodologies used by Occidental in preparing the relevant estimates generally comply with current Securities and Exchange Commission (SEC) standards. Ryder Scott has not been engaged to render an opinion as to the reserves volumes reported by Occidental.

Proved Reserve Additions

Occidental consolidated subsidiaries had proved reserves at year-end 2006 of 2,869 million BOE, as compared with the year-end 2005 amount of 2,566 million BOE. Additionally, Occidental’s investments in other interests had proved reserves of 30 million and 45 million BOE at year-end 2006 and

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2005, respectively. The increase in the consolidated subsidiaries’ reserves from all sources was 518 million BOE, of which 289 million BOE were from proved developed reserves and 229 million BOE were from proved undeveloped reserves.

Proved developed reserves represent approximately 78 percent of Occidental’s total proved reserves at year-end 2006 compared to 74 percent at year-end 2005.

Proved Reserve Additions - Consolidated Subsidiaries - 2006

In Millions of BOE	Proved Developed	Proved Undeveloped	Proved Total
Revisions of previous estimates	(5)	22	17
Improved Recovery	40	101	141
Extensions and Discoveries	22	12	34
Purchases	232	94	326
Total Additions	289	229	518

Proved reserves consist of 78 percent crude oil and condensate and 22 percent natural gas.

Revisions of Previous Estimates

In 2006, Occidental added net reserves of 17 million BOE through revisions of previous estimates, primarily in Libya, the Dolphin Project and Argentina, partially offset by negative revisions in the United States reflecting a reduction in gas prices. Oil price changes would affect proved reserves recorded by Occidental. For example, if oil prices increased by $5 per barrel, less oil volume is required to recover costs, and PSCs would reduce Occidental's share of proved reserves by approximately 9 million BOE. Conversely, if oil prices dropped by $5 per barrel, Occidental's share of proved reserves would increase by a similar amount. Oil price changes would also tend to affect the economic lives of proved reserves from other contracts, in a manner partially offsetting the PSC reserve volume changes. Apart from the effects of product prices, Occidental's approach to interpreting technical data regarding oil and gas reserves makes it more likely future reserve revisions will be positive rather than negative.

Improved Recovery

In 2006, Occidental added reserves of 141 million BOE through improved recovery. In the United States, improved recovery additions were 43 million BOE in the Permian Basin and 28 million BOE in the Elk Hills field. Foreign additions included 23 million BOE in Argentina and 11 million BOE in Colombia. The Elk Hills operations employ infill drilling and both gas flood and water flood techniques. In the Permian Basin, the increased reserves were primarily attributable to enhanced recovery techniques, such as drilling additional CO2 flood and water flood wells.

Extensions and Discoveries

Occidental obtains reserve additions from extensions and discoveries, which are dependent on successful exploitation programs. In 2006, as a result of such programs, Occidental added reserves of 34 million BOE, consisting of 13 million BOE in the United States, 14 million BOE in the Middle East/North Africa and 7 million BOE in Argentina. In western Colorado, Occidental added approximately 4 million BOE from the extension of gas reserves, most of which will require additional development capital.

The success of improved recovery, extension and discovery projects depends on reservoir characteristics and technology improvements, as well as oil and gas prices, capital costs and operating costs. Many of these factors are outside of management's control, and will affect whether or not these historical sources of reserve additions continue at similar levels.

Purchases of Proved Reserves

In 2006, Occidental purchased reserves of 326 million BOE, of which 143 million BOE were in the United States and 178 million BOE were in Latin America. The Vintage acquisition added proved reserves of 160 million BOE in Argentina and 8 million BOE in Bolivia with the remainder in the United States and Yemen, of which 66 percent were proved developed reserves. Occidental continues to add reserves through acquisitions when properties are available at reasonable prices. Acquisitions are dependent on successful bidding and negotiating of oil and gas contracts at attractive terms. As market conditions change, the available supply of properties may increase or decrease accordingly.

Proved Undeveloped Reserves

Occidental had proved undeveloped reserve additions of 207 million BOE resulting from improved recovery, extensions and discoveries and purchases, primarily in Argentina, the Permian Basin and the Elk Hills field. Argentina provided 46 percent of this increase. These proved undeveloped reserve additions were offset by reserve transfers of 275 million BOE to the proved developed category as a result of 2006 development programs. The Dolphin Project transferred 133 million BOE to the proved developed category during 2006. This transfer, along with other revisions, reduced the Dolphin Project's proved undeveloped reserves to 132 million BOE at December 31, 2006 from 250 million BOE at December 31, 2005. Overall, Occidental's proved undeveloped reserves decreased by 47 million BOE in 2006.

Industry Outlook

The petroleum industry is highly competitive and subject to significant volatility due to numerous market forces. Crude oil and natural gas prices are affected by market fundamentals such as weather, inventory levels, competing fuel prices, overall demand and the availability of supply.

Worldwide oil prices in 2006 remained at or near historical highs during the first three quarters of the year, but fell in the fourth quarter. Continued economic growth, resulting in increased demand, and concerns about supply availability, could result in continued high prices. A lower demand growth rate could result in lower crude oil prices.

Oil prices have significantly affected profitability and returns for Occidental and other upstream producers. Oil prices cannot be predicted with any certainty. The WTI price has averaged approximately $33 per barrel over the past ten years. However, the industry has historically experienced wide fluctuations in prices. During 2006, Occidental experienced an increase in its price differential of the average WTI price over Occidental's realized prices. See the "Oil and Gas Segment — Business Environment" section above for further information.

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While local supply/demand fundamentals are a decisive factor affecting domestic natural gas prices over the long term, day-to-day prices may be more volatile in the futures markets, such as on the NYMEX and other exchanges, making it difficult to forecast prices with any degree of confidence. Over the last ten years, the NYMEX gas price has averaged approximately $4.60 per Mcf.